                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                           (Amendment No.    4   )*
                                         --------

                        Environmental Power Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                 29406-L-10-2
                 --------------------------------------------
                                (CUSIP Number)
                             Perez C. Ehrich, Esq.
                               Dorsey & Whitney
               350 Park Avenue, New York, NY 10022  212-415-9255
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               December 15, 1995
 ----------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
Schedule 13D, and is filing this schedule because of Rule 13d-(b)(3) or (4), check the following box ____.

Check the following box if a fee is being paid with the statement ____. A fee is not required only if the reporting person:(1) has a previous on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 7 Pages
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-----------------------                                  ---------------------
  CUSIP NO. 29406-L-2                   13D                PAGE 2 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Donald A. Livingston
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [_]
                                                                (b) [_]
           N/A
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

           SC
------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

           N/A
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
                                2,524,639
     NUMBER OF      -----------------------------------------------------------
      SHARES         8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY       -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
    REPORTING                   2,524,639
      PERSON        -----------------------------------------------------------
       WITH          10   SHARED DISPOSITIVE POWER

------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,524,639
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

           N/A
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           21.86%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

           IN
------------------------------------------------------------------------------

Item 1.   Security and Issuer:  Common Stock,  $.01 par value per share of
          -------------------
          Environmental Power Corporation, a Delaware corporation (the "Company"). The address of the Company's principal executive office is 31 Raynes Avenue, Portsmouth, NH 03801.

Item 2.   Identity and Background:
          -----------------------

          (a)  Donald A. Livingston
          (b)  Environmental Power Corporation
               31 Raynes Avenue
               Portsmouth, NH 03801
          (c) President and Director of Environmental Power Corporation, 31 Raynes Avenue, Portsmouth, NH 03801. The Company's principal business is the development and leasing of electricity generating plants utilizing waste coal incineration as the source of energy.
          (d)  Criminal proceedings - none
          (e)  Civil proceedings - none
          (f)  Citizenship - Mr. Livingston is a United States citizen

Item 3.   Source and Amount of Funds or Other Consideration:  This Amendment is
          -------------------------------------------------
          being filed to report the exercise by Mr. Livingston of his options, granted in September 1992 under the Company's 1990 Stock Option Plan and granted in November 1993, to purchase, respectively, 763,244 shares of Common Stock for $.125 per share or an aggregate of $95,405.50 and 275,000 shares for $.625 per share or an aggregate of $171,875. Mr. Livingston paid the aggregate exercise price of $267,280.50 for these options by delivery of his promissory note in such amount. In addition, Mr. Livingston is owner of (i) an additional 1,150,000 shares of Common Stock which were acquired in July 1993 on exercise of options granted in 1987 and 1988 and options granted in January 1990 under the Company's 1990 Stock Plan, all at an exercise price of $.14 per share (for which he issued his promissory note in the principal amount of $161,000), (ii) an additional 297,178 shares of Common Stock which were awarded to him in November 1993 under the terms of a restricted stock agreement, the restrictions of which lapse in November 1996, and (iii) an additional 39,217 shares of Common Stock which were owned by Mr. Livingston prior to the time that the original Form 13D was filed on January 26, 1990. All shares of stock held by Mr. Livingston have been acquired with personal funds except for those shares referred to above acquired by issuance of promissory notes.

Item 4.   Purpose of Transaction:  Mr. Livingston is currently the holder of
          ----------------------
          4,687,618 shares of the outstanding Common Stock of The Company. Mr. Livingston has acquired all shares, including 275,000 shares reported in the Amendment, currently held by him for the purpose of investment.


Item 5.   Interest in Securities of the Issuer
          ------------------------------------

          (a) Mr. Livingston may be deemed to own beneficially 2,524,639 shares of Common Stock as of December 15, 1995.

               The shares beneficially owned by Mr. Livingston represent 21.86% of the class, based on the 10,662,179 shares of Common Stock reported to be outstanding as of November 29, 1995 in the Company's Form 10-QA filed for the period ending September 30, 1995, less 498,100 shares acquired thereafter by the Company as treasury stock and an additional 1,383,244 shares issued thereafter (including 1,038,244 shares issued to Mr. Livingston).

          (b)  Number of shares as to which such person has:

                    (i)   sole power to vote or to direct the vote: 2,524,639

                    (ii)  shared power to vote or to direct the vote: 0 shares.

                    (iii) sole power to dispose or to direct the disposition of:
                          2,524,639 shares

                    (iv) shared power to dispose or to direct the disposition of: 0 shares.

          (c)  No such transaction has occurred in the past 60 days.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities listed above.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer:
          ---------------------------

          Mr. Livingston has pledged 39,217 shares of the Company's Common Stock to Wainwright Bank & Trust Company for the purpose of guaranteeing certain debts. The stock will be transferred upon default according to the terms of the pledge agreements.

          In addition to the foregoing pledge, Mr. Livingston has pledged an aggregate of 2,485,422 shares to the Company to secure his loans from the Company in connection with his exercise of employee stock options.

Item 7.   Material to be Filed as Exhibits:
          --------------------------------

          Promissory Note

          [REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

                               Page 5 of 7 Pages
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                                   SIGNATURE
                                   ---------


          After reasonable inquiry to and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 December 29, 1995
                                 ----------------------------------
                                 Date



                                 /s/  Donald A. Livingston
                                 ------------------------------------
                                 Donald A. Livingston

                               Page 6 of 7 Pages
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                                PROMISSORY NOTE

AMOUNT:   $267,280.50                                DATE:     DECEMBER 15, 1995

     For value received, I, Donald A. Livingston, (the "Maker") an employee of Environmental Power Corporation, a Delaware corporation (the "Company"), hereby promise to pay the Company ON DEMAND the principal amount of Two Hundred Sixty Seven Thousand Two Hundred Eighty Dollars and 50/100 Cents ($267,280.50) with interest (computed on the basis of a 360 day year of twelve 30 day months) payable from the date hereof on the unpaid balance of such principal amount at the annual rate of 5.65%, such interest to be payable monthly.

     The interest payable on this Note shall not be less than applicable "Federal short-term rate" on the date hereof as defined in Section 1274(d) of the Internal Revenue Code of 1954, as amended.

     As security for payments to be made by the Maker pursuant to this Note, the Company shall retain custody of and a security interest in, the certificate or certificates representing 1,150,000 Shares of the Company's Common Stock, such security interest to lapse at such time as all of the obligations of the Maker under this Note have been satisfied in full or the Note has been canceled.

     The Company shall have full recourse against the Maker for collection and payment of the debt evidenced by this Note and may seek personal judgement against the Maker for payment of this Note.

     All or any part of the principal and accrued interest may be prepaid at anytime without the payment of any penalty or premium.

     In case any payment herein provided shall not be paid when due, the maker further promises to pay all costs at collection, including all attorney's fees.

     This Note shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts and shall have the effect of a sealed instrument.

     The Maker and all endorsers and guarantors of this Note hereby waive presentment, demand, notice of nonpayment, protest and all other demands and notices in connection with the delivery, acceptance, performance or enforcement of the Note.

                                              Maker


                                              /s/  Donald A. Livingston
                                              ----------------------------
                                              Donald A. Livingston

                               Page 7 of 7 Pages